Exhibit 99.1



CHEMGENEX                        [GRAPHIC OMITTED]         PERSONALIZED MEDICINE
       CLINICAL TRIAL               CHEMGENEX              EXPANDED TO PATIENTS
       WITH BREAST                PHARMACEUTICALS          AND OVARIAN CANCERS


MELBOURNE, AUSTRALIA, AND MENLO PARK, CALIFORNIA U.S.A (SEPTEMBER 27, 2005):
ChemGenex Pharmaceuticals Limited (NASDAQ: CXSP; ASX: CXS) today announced that the Phase 2 clinical trial of its investigational anti-cancer drug, Quinamed(R) (amonafide dihydrochloride), has been expanded to include patients with breast and ovarian cancer.

Chief Executive Officer of ChemGenex Pharmaceuticals, Greg Collier Ph.D. said the Phase 2 trial was expanded beyond prostate cancer as planned based on results from earlier clinical studies, clinical advice and to provide the company with a broader range of target indications to choose from for the Phase 3 product registration trial.

"In the Phase 1 study, which included 32 patients, meaningful responses to Quinamed therapy were observed in patients with prostate, ovarian, breast and colon cancers," Dr Collier said. "Based on these results, we have decided to broaden the scope of the study - which commenced late last year - beyond only targeting prostate cancer patients who have failed docetaxel, to include patients with breast and ovarian cancer. As a general rule in this kind of trial, you only need to see one patient respond out of the first fourteen in a single tumor type to indicate a promising indication. By looking at three potential cancer types, we increase our chances of identifying the best indication for Phase 3 studies, which could commence as early as late 2006. In addition, Phase 2 data in more than one indication should help in partnering discussions planned for early next year."

In the United States alone, there are 221,000, 211,000 and 25,000 new cases per year of prostate, breast and ovarian cancers, respectively. ChemGenex's personalized medicine approach with Quinamed uses a genetic test to classify how each patient will metabolize the drug. The test, for variations in the NAT2 gene, is used to design a personalized dosing regimen that seeks to maximize anti-tumor response while minimizing toxicity.

Patients will be genotyped when entering the study and then dosed once weekly for three weeks each month at 400-500 mg/m(2), if they are slow metabolizers, and at 320 mg/m(2), if they are fast or intermediate metabolizers. The primary endpoints of the study are tumor response rate and duration of response. ChemGenex expects to complete this Phase 2 study of Quinamed in the first half of 2006. The expansion of the existing study - which already has 13 patients - has resulted in an increase in patient numbers to a total of up to 42, with 14 patients in each cancer group.



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ChemGenex Personalized Medicine Clinical Trial Expanded to Patients with Breast and Ovarian Cancers

PAGE 2 OF 2
About ChemGenex Pharmaceuticals Limited     (WWW.CHEMGENEX.COM)
                                             -----------------

ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin(R) for leukemia and Quinamed(R) for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company's diabetes and obesity program is partnered with Merck KGaA and the depression program is partnered with Vernalis plc. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and the NASDAQ exchange under the symbol "CXSP".


Contacts

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
Dr. Greg Collier (CEO and Managing Director)                  Australia       +61 3 5227 2752
                                                             USA              (650) 474-9800 ext 103
Dr. Dennis Brown (President and Director)                     USA             (650) 474-9800 ext 108
                                                             Australia +61 3 5227 2703
Mr Hershel Berry (Investor Relations)                         USA             (415) 392-3310

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SAFE HARBOR STATEMENT

Certain statements made herein that use the words "estimate," `project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.
                                       ###

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
PO Box 1069, Grovedale Victoria 3216, Australia  Telephone +61 3 5227 2752  Facsimile: +61 3 5227 1322
                       Email: chemgenex@chemgenex.com   ABN 79 000 248 304

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